Jeffrey B. Bailey Direct Dial: (317) 684-5311 Fax: (317) 223-0311 E-Mail: JBBailey@boselaw.com

November 30, 2010

Via Email and
First Class U.S. Mail

James Lamperis
Managing Director, Valuation Services
Cambridge Partners & Associates, Inc.
500 N. Plum Grove Road
Palatine, Illinois  60067

Re:           US 1 /  American Inter-Fidelity Exchange Valuation

Dear Jim:

This letter is a reflection of discussions with the Special Committee of the Board of Directors (“Special Committee”) of US 1, Inc. (“US 1”) and the attribution of value of any interest that US 1 may have in American Inter-Fidelity Exchange (“AIFE”).

As we have previously discussed, the Special Committee has studied this matter at considerable length and has considered a number of factors in attempting to determine a value for AIFE and attempting to attribute a portion of that value to US 1.  The Special Committee believes that such attribution is essential in determining the fair value of US 1 and therefore the appropriateness of recommending to the shareholders of US 1 the acceptance or rejection of a currently outstanding offer to acquire all of the outstanding shares of US 1. This valuation is also essential in determining whether the Special Committee should attempt to negotiate the current price at which the offer would be acceptable.

I have included certain documents for your use in connection with your preparation of a “fairness opinion”.  In addition to those documents, I have specified certain issues and information which the Special Committee believes should be brought to your attention as being relevant to any determination of value.

 James Lamperis
 November 30, 2010

First, I will list the documents which are attached with a brief explanation of each:

1.           Premium Allocation.  A spreadsheet for the years 2002 through and including 2009 (attached as Exhibit A) which specifies: (i) the five types of insurance provided by AIFE; (ii) the amount of premiums for each of those types of insurance; (iii) the amount of premiums paid by Non-US 1 entities; (iv) the premiums paid by US 1 entities (including both wholly owned entities of US 1 and an attribution of partially owned US 1 entities); (v) a total of all premiums for each year; (vi) the percentage of premiums represented by non-US 1 entities; (vii) the percentage represented by US 1 entities; (viii) the total profit for each year; and, (ix) the amount of profit which would be allocated to US 1 entities.  As you can see, the percentages, premiums and related information varies significantly from year to year.  For instance, the percentages attributable to US 1 vary from a high of 36% in 2003 to a low of 11.3% for 2009.  The Special Committee believes that an allocation or distribution should be made over the various years to reflect an average for that period of time.

2.           Financial Statements.  The next enclosed documents are the financial statements for AIFE for the year ended December 31, 2009 (attached as Exhibit B).  These statements include both a balance sheet and an income statement.  As you can see, as of that date, the total capital consisted of $13,328,034.52.  However, if you review the capital and surplus figures, you will find that a relevant number in that calculation is retained earned surplus.  That number will be more relevant when I provide a summary of certain provisions of the Indiana Insurance Code below.

3.           Attorney-in-Fact Agreement.  The next enclosed document is a copy of the attorney-in-fact/subscriber’s agreement for AIFE (attached as Exhibit C).  I have been informed that this document was last revised in 2003 and it is the subscriber’s agreement currently in effect.

4.           Consent Agreement.  The next document is a consent order issued by the Indiana Department of Insurance dated February 26, 2002 (attached as Exhibit D).  For your information, AIFE encountered financial difficulties in the mid to late 1990’s and was put into rehabilitation in accordance with the Indiana Insurance Code.  After what I am informed was approximately a five-year period in rehabilitation, AIFE was released from rehabilitation subject to the consent order and order of the Marion County Circuit Court which is the jurisdiction for all actions initiated by the Indiana Department of Insurance.

Additional Considerations:

In addition to those documents, the Special Committee has discussed and believes that many of the following factors are of relevance in attempting to determine an attributed value of AIFE to US 1:

 James Lamperis
 November 30, 2010

1.           Reciprocals and Subscriber’s Agreement.  As a general rule, reciprocal subscribers have a right to receive distributions in accordance with the terms of the subscriber’s agreement and at the discretion of the board of directors.  The two primary methods are percentage of premiums represented by each subscriber and, as in the case with AIFE, based on the profitability of the business of the subscriber.  In this particular case, we have provided information in the form of the above-referenced spreadsheet and the financial statements which will allow valuation of either method.  The subscriber’s agreement provides in Section 6 that any dividend paid will be based on the profitability of the exchange and the limitations contained therein.

2.           Liquidation Valuation.  In addition, the value in liquidation of a reciprocal is generally determined by the percentage of premiums represented by any particular subscriber in comparison to the overall premium.  That is the purpose of determining the percentage of premiums in the above spreadsheet and comparing those to the capital and surplus specified in the financial statements.

3.           Indiana Insurance Restrictions.  Certain limitations apply to all insurers in the state of Indiana regarding distributions and dividend payments.  Specifically, IC 27-1-3-24 provides that a domestic insurer may not declare or pay a dividend from any source of money other than earned surplus, unless the distribution has been approved by the commissioner of the Indiana Department of Insurance.  As I have informed you by telephone, reciprocals are not viewed favorably by various departments of insurance.  I note for you that the balance sheet indicates that the earned surplus for AIFE as of December 31, 2009, was $1,469,035.01.  Even if net income is included in that amount, the total retained surplus would only be $2,789,724.77.

Paragraph 7 of the subscription agreement provides that any sums owed to canceling or non-renewing subscribers may not be paid for a period of two years following withdrawal of the subscriber.  This would mean that if US 1 were to withdraw, it would be a violation of the subscriber’s agreement for it to receive any distributions for a minimum of two years.

4.           Reinsurance Issues.  I have been informed by persons that I believe to be familiar with the reinsurance industry, that there is a substantial surcharge for reinsurance on any carrier that does not have capital and surplus of a minimum of $10,000,000.  While it frequently writes policies with limits of $1,000,000, AIFE only retains $250,000 per incident of risk.  That means AIFE obtains substantial reinsurance.  It would therefore be necessary for AIFE to retain a minimum of $10,000,000 in capital and surplus and that would further reduce the ability of AIFE to distribute any funds.

 James Lamperis
 November 30, 2010

5.           Attorney-in-Fact Issues.  AIFE is run by an attorney-in-fact which is American Inter-Fidelity Corp.  While there are certain related parties, the attorney-in-fact also has duties to all of the subscribers and must fully comply with provisions of the Indiana Insurance Code.  With that in mind, there is no ability of US 1 to “force” AIFE to make any distributions of any sort whatsoever.  In addition, the Indiana Insurance Code provides a standard of review for dividends to be paid by insurance companies.  Specifically, the Department of Insurance is required to establish and maintain a procedure to review ordinary dividends to determine whether the dividends paid by the insurer are reasonable in relation to the adequacy of surplus as regards policyholders of the insurer remaining after the payment of dividends.  The Department must also review the quality of the earnings and the extent to which reported earnings include extraordinary items and surplus relief, reinsurance transactions and reserve de-strengthening as a result of dividends.  The Department can establish and follow a practice which prohibits payment of dividends to shareholders.  It is therefore incumbent upon AIFE, and particularly its attorney-in-fact, to assure that any distributions made would not imperil the subscribers or policyholders of AIFE.

6.           Reciprocal Liquidation.  As I indicated to you during our conversations, I have personally been involved with the liquidation of an Indiana-based reciprocal and the requirements of the Department of Insurance to allow such a liquidation.  Despite the fact that there was a loss portfolio transfer reinsurance agreement in place, the Department declined to allow the reciprocal to liquidate and distribute its remaining assets for in excess of five years.  Therefore, it would be difficult, if not impossible, to predict when or if distributions would be permitted to be made from AIFE if it were liquidated or “wound up”.

After you have had a chance to review the enclosed documents as well as this letter, I would be pleased to discuss this information with you or gather any additional information which you may feel would be beneficial in connection with your engagement with US 1’s Special Committee.

In addition, the Special Committee is certainly willing and interested in discussing the AIFE valuation issue with you prior to you completing your overall work in connection with the valuation and resulting fairness opinion of any proposed transaction with US 1.

Please feel free to contact me at any time.

Sincerely,

/s/ Jeffrey B. Bailey

Jeffrey B. Bailey

JBB:js
cc w/exhibits:	Robert Scissors
Brad James
Walter Williamson